UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AOG Institutional Fund

(Name of Issuer)

AOG Institutional Fund

(Name of Person(s) Filing Statement)

Class A Shares

(Title of Class of Securities)

00184C 200

(CUSIP Number of class of securities)

Class I Shares

(Title of Class of Securities)

00184C 101

(CUSIP Number of class of securities)

AOG Institutional Fund

c/o Ultimus Fund Solutions, LLC

P.O. Box 541150

Omaha, NE 68154

(877) 600-3573

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Martin H. Dozier

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309

Tel: (404) 881-7000

November 22, 2024

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Item 1. Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Repurchase (as defined below) that is attached as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2. Subject Company Information.

(a)	The name of the issuer is AOG Institutional Fund (the “Fund”). The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company and is organized as a Delaware statutory trust. The principal office of the Fund is located at 11911 Freedom Drive, Suite 730, Reston, Virginia 20190 and the Fund’s telephone number is (877) 600-3573.

(b)	The title of the securities that are the subject of the offer to repurchase and the related Letter of Transmittal (“Offer to Repurchase” and the tender offer made thereby, the “Offer”) are shares of beneficial interest or portions thereof. As of November 22, 2024, the Fund has two (2) registered classes of Shares: Class A Shares and Class I Shares. As of the close of business on November 13, 2024, there were approximately 604.961 Class A Shares outstanding and 4,322,665.155 Class I Shares outstanding. Subject to the conditions set forth in the Offer to Repurchase, the Fund will repurchase up to 30.248 Class A Shares and up to 216,133.258 Class I Shares that are tendered by holders of the Fund’s Shares (“Shareholders”) and not withdrawn as described in the Offer to Repurchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5% of the Fund’s Class A Shares and Class I Shares outstanding as of November 13, 2024.

(c)	Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s registration statement dated October 28, 2024, as amended and/or supplemented from time to time, and the Amended and Restated Agreement and Declaration of Trust.

Item 3. Identity and Background of Filing Person.

(a)	The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Alpha Omega Group, Inc. dba AOG Wealth Management (“AOG”) serves as the investment adviser for the Fund. AOG is located at 11911 Freedom Drive, Suite 730, Reston, Virginia 20190 and its telephone number is (877) 600-3573. The members of the Fund’s Board of Trustees (the “Board”) are Frederick Baerenz, Michelle Whitlock, John Grady, Maureen O’Toole and Betsy Cochrane (each, a “Trustee”). The officers of the Fund are Frederick Baerenz, Peter Sattelmair, Alexander Woodcock and Jesse D. Hallee (each, an “Officer”). The address of the Trustees and Officers is AOG Institutional Fund, 11911 Freedom Drive, Suite 730, Reston, VA 20190.

(b)	Not applicable.

Item 4. Terms of the Transaction.

(a)(1)	(i)	Subject to the conditions set forth in the Offer to Repurchase, the Fund will repurchase up to 30.248 Class A Shares and up to 216,133.258 Class I Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on December 31, 2024 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)

The purchase price of a Share (or portion thereof) tendered will be its applicable net asset value as of the close of business on December 31, 2024 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Repurchase. Reference is made to the Cover Page, Section 2 “Offer to Repurchase and Price” and Section 6 “Purchases and Payment” of the Offer to Repurchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Fund has received and accepted their tender. Such Shareholder will be issued payment in cash or a non-interest bearing, non-transferable debt obligation, which may or may not be certificated, entitling the Shareholder to receive payment in satisfaction of the repurchase of Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date. The form of the Acceptance Letter is attached as Exhibit (a)(1)(iv) and incorporated herein by reference.

	(iii)	The Offer is scheduled to expire on December 31, 2024, unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Repurchase and Price,” Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Repurchase, which are incorporated herein by reference.

	(iv)	Not applicable.

	(v)	Reference is made to the Cover Page, Summary Term Sheet, Section 3 “Amount of Tender” and Section 7 “Certain Conditions of the Offer” of the Offer to Repurchase, which are incorporated herein by reference.

	(vi)	Reference is made to Cover Page, Summary Term Sheet and Section 5 “Withdrawal Rights” of the Offer to Repurchase, which is incorporated herein by reference.

	(vii)	Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Repurchase, which are incorporated herein by reference. Note that certain Shareholders may be required to deliver their Letter of Transmittal to their financial advisor (instead of directly to Ultimus Fund Solutions, LLC). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

	(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Repurchase, which are incorporated herein by reference.

	(ix)	Reference is made to the Cover Page, Summary Term Sheet, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Repurchase, which are incorporated herein by reference.

	(x)	Reference is made to Section 1 “Background and Purpose of the Offer,” which is incorporated herein by reference.

	(xi)	Not applicable.

	(xii)	Reference is made to Section 9 “Certain U.S. Federal Income Tax Consequences” of the Offer to Repurchase, which is incorporated herein by reference.

(a)(2)		Not applicable.

(b)		Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)-(d)	Not applicable.

(e)	The Prospectus provides that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. AOG expects that it will recommend to the Board that the Fund purchase Shares from Shareholders in March, June and December of each year. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, any of the Fund’s officers or Trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Repurchase, which is incorporated herein by reference.

(c)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Repurchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

Item 7. Source and Amount of Funds or Other Consideration.

(a)-(b)	Reference is made to Summary Term Sheet and Section 6 “Purchases and Payment” of the Offer to Repurchase, which is incorporated herein by reference.

(d)	Reference is made to Summary Term Sheet and Section 6 “Purchases and Payment” of the Offer to Repurchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of November 13, 2024, the following persons (the named individuals being the Trustees) own the number of Shares indicated in the below table.

Person	Class A Shares	Percentage of Outstanding Shares
AOG Wealth Management	0	0.00%
Frederick Baerenz	604.961	100.00%
Michelle Whitlock	0	0.00%
John Grady	0	0.00%
Maureen O’Toole	0	0.00%
Betsy Cochrane	0	0.00%

Person	Class I Shares	Percentage of Outstanding Shares
AOG Wealth Management	0	0.00%
Frederick Baerenz	66,838.262(1)	1.55%
Michelle Whitlock	5,263.158(1)	0.12%
John Grady	0	0.00%
Maureen O’Toole	0	0.00%
Betsy Cochrane	0	0.00%

(1)	Includes shares owned by Spouse.

None of the persons listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Repurchase, which is incorporated herein by reference. Other than the issuance of Shares by the Fund in the ordinary course of business, there have been no transactions in the Fund’s Shares effected during the past 60 days by the Fund, AOG, or any Trustee or officer of the Fund, or by any person controlling the Fund or AOG.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Repurchase.

Item 10. Financial Statements.

(a)	(1)	The Fund commenced operations on December 31, 2021. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30e-1 under the 1940 Act and filed with the U.S. Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, which are incorporated in their entirety for the purpose of filing this Schedule TO:

Unaudited financial statements for the semi-annual fiscal period ended March 31, 2024, previously filed via EDGAR on Form N-CSR on June 7, 2024.

Audited financial statements for the fiscal year ended September 30, 2023, previously filed via EDGAR on Form N-CSR on December 8, 2023.

Unaudited financial statements for the semi-annual fiscal period ended March 31, 2023, previously filed via EDGAR on Form N-CSR on June 8, 2023.

Audited financial statements for the fiscal year ended September 30, 2022, previously filed via EDGAR on Form N-CSR on December 8, 2022.

	(2)	The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.

	(3)	Not applicable.

	(4)	Net asset value per Class A Share was $16.62 on November 13, 2024. Net asset value per Class I Share was $16.62 on November 13, 2024.

(b)		The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer.

Item 11. Additional Information.

(a)	(1)	None.

	(2)	None.

	(3)	Not applicable.

	(4)	None.

	(5)	None.

(b)		The Offer to Repurchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12(a). Exhibits.

(a)(1)	(i)	Cover Letter to Offer to Repurchase.

	(ii)	Offer to Repurchase.

	(iii)	Form of Letter of Transmittal.

	(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

	(v)	Form of Notice of Withdrawal of Tender.

(a)(2)-(5)		Not applicable.

(b)		None.

(d)		None.

(g)		Not applicable.

(h)		Not applicable.

Item 12(b). Filing Fees.

Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AOG INSTITUTIONAL FUND

By:	/s/ Frederick Baerenz
Name:	Frederick Baerenz
Title:	Principal Executive Officer

Dated: November 22, 2024

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Repurchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Repurchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(a)(1)(v)	Form of Notice of Withdrawal of Tender.

Filing Fee Exhibit.